SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2004

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

UPM-Kymmene Corporation Stock Exchange Release August 30, 2004 14:00

UPM to start negotiations with employees at five of its wood products plants in Finland

UPM is today starting negotiations with employees in Finland at three of its sawmills and two of its plywood mills as well as in the Wood Products Division’s head office.

The negotiations concern:

•	the possible closure of Aureskoski sawmill

•	restructuring of Alholma and Kajaani sawmills and of further processing of Aureskoski

•	the possible closure of Viiala and Kuopio plywood mills

•	the consequent need to adjust resources within division head office functions.

“There is prolonged over-supply of sawn timber in the European market, and as a result the profitability of our sawmilling business has been declining for several years. The profitability of our plywood business has also been hit by large over-capacity in Finland and by high costs”, explains Harald Finne, President of the Wood Products Division.

UPM is seeking to adjust its wood product production to the present and future market and raw material situation. The proposed changes are intended to improve the financial result considerably. The proposed measures will require workforce reductions totalling around 750. Negotiations with employees will explore among others opportunities for both pension arrangements and re-allocations. The negotiations concern a total of around 1,200 employees.

“Entering into this type of negotiations within the Wood Products Division is extremely regrettable, but necessary. Profitability has been poor for a long time, and this cannot be allowed to continue. By putting the division on a healthier footing we will secure the future development of UPM’s mechanical wood processing business”, says UPM’s President and CEO Jussi Pesonen.

Operations at Aureskoski sawmill in Parkano, at Kajaani sawmill and at Alholma sawmill in Pietarsaari have long been unprofitable due to over-supply and high price of raw material. The annual production of both the Aureskoski and Kajaani sawmills is some 200,000 cubic metres of sawn redwood and that of Alholma sawmill some 310,000 cubic metres of sawn whitewood and redwood. Aureskoski’s further processing operations produce some 80,000 cubic metres annually. Aureskoski sawmill employs around 70, Kajaani around 120, Alholma roughly 170 and Aureskoski’s further processing some 50 people.

The Viiala and Kuopio plywood mills are both small and technologically outdated. Each produces some 35,000 cubic metres of birch plywood annually. Roughly 190 people work at Viiala and around 260 at Kuopio. The products of both these mills can be manufactured at UPM’s other plywood mills in Finland.

The outcome of the negotiations will be announced towards the end of October.

For further information, please contact:

Harald Finne, President, Wood Products Division,

tel. +358 40 519 1951

Tuomo Visanko, Senior Vice President, Operations, Wood Products

Division, tel. +358 400 352 990 (from 2.30 pm Finnish time)

UPM-Kymmene Corporation

Pirkko Harrela

Executive Vice President, Corporate Communications

DISTRIBUTION

Helsinki Exchanges

New York Stock Exchange

Main media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 30, 2004	UPM-KYMMENE CORPORATION

	By:	/s/ Kari Toikka
Kari Toikka
Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila
Senior Vice President, Investor Relations